EXHIBIT 2.2
PROMISSORY NOTE

US$[ ]	, 2007

     FOR VALUE RECEIVED, RHG Acquisition Corporation, a Florida corporation (“Maker”), promises to pay in lawful money of the United States of America to the order of ______(“Payee”), the total principal sum of _______________Dollars ($_________), with interest thereon until fully paid as provided herein. Payee hereby directs that all payments hereunder shall be made at ______ or to such other location or by wire transfer to the account of Payee as reasonably directed in writing from time to time by Payee.
     This Note shall bear interest until paid at a rate equal to eight percent (8%) per annum. Interest shall accrue from the date of this Note and shall be computed on the basis of a year of 365 (or 366, as applicable) days and the actual number of days elapsed. Interest outstanding under this Note shall be due and payable quarterly beginning on _________, 2007. The principal amount of this Note shall be paid in full on _________, 2009 (the “Maturity Date”).
     Maker may prepay this Note in whole or in part at any time, and from time to time, without being required to pay any penalty or premium for such privilege. Maker shall prepay this Note as set forth in Section 3.5 of that certain Agreement dated _________, 2007 (the “Agreement”) by and among Maker, Roadhouse Grill, Inc., Payee, Duffy’s Holdings, Inc. (“Duffy’s”), _________, _________ and _________, which agreement is incorporated herein by reference. Unless otherwise specified in this Note, payments of this Note shall be applied by Payee first to interest and lawful charges then accrued, and then to principal.
     Notwithstanding anything herein to the contrary, in the case of any claim for indemnification under the Agreement where Payee is the indemnitor, Maker shall be entitled to offset and deduct the amount of any claims for indemnification from payments due hereunder (and the remaining amounts due hereunder shall be reduced by a corresponding amount).
     The following constitute events of default under this Note (each an “Event of Default”); provided, however, that prior to the deemed occurrence of an Event of Default, if such event or circumstance is capable of being cured, (i) Payee shall have given notice to Maker specifying such event or circumstance and (ii) Maker shall have failed to cure such event or circumstance within thirty days after the date of Holder’s notice: (a) failure by Maker to pay the principal amount and interest under this Note when such payment is due; (b) the commencement of any proceedings under any bankruptcy, insolvency, receivership or similar laws by or against Maker; or (c) the making of a general assignment by Maker for the benefit of Maker’s creditors. Upon the happening of an Event of Default, the holder or owner of this Note may accelerate the maturity of this Note, including principal, and this Note (both principal and interest) shall be immediately due and payable in full.
     It shall also be an Event of Default, but not subject to cure as provided above, if Maker shall (i) declare or pay any dividend or other distribution, direct or indirect, on account of any of its capital stock or any other equity interests, now or hereafter outstanding, (ii) make any

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repurchase, redemption, retirement or similar payment, purchase or other acquisition for value, direct or indirect, of any of its capital stock or any other equity interests, now or hereafter outstanding, (iii) make any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights for the purchase or acquisition of its capital stock or any of other equity interests, now or hereafter outstanding, (iv) return any of its capital stock or any other equity interests to any shareholders or other equity holders, or make any other distribution of property or assets or (v) pay any management or employment compensation or fees or any other fees or expenses (other than reimbursement of ordinary and necessary business expenses) pursuant to any management, employment, consulting or other services agreement to any of its shareholders or other equityholders or to any officers, directors or managers of its shareholders, equity holders or other affiliates; provided, however, that it may pay the merger consideration to its public shareholders in connection with the Merger (as defined in the Agreement) and dividends or other payments to Duffy’s (A) in amounts necessary to pay customary administrative expenses of Maker in the ordinary course of its business, (B) to the extent, and only to the extent, of the first $9,500,000 of cumulative Net Proceeds (as defined in the Agreement) received by Maker from the activities described in Item 3.5 of the RHG Disclosure Letter (as defined in the Agreement), (C) in amounts necessary to pay taxes when due and owing by Duffy’s or its shareholders, members or partners based on or measured by Maker’s net income or Maker’s pro rata contribution to the consolidated tax liability of Maker, Duffy’s and its other consolidated subsidiaries, (D) in amounts necessary for Duffy’s to cause to be paid the Additional Consideration due under the Agreement, and (E) to repay loans made by Duffy’s or its affiliates; provided further, however, that no such payment described in the preceding proviso shall be made if an Event of Default shall have occurred and be continuing or would result from the making of any such payment.
     The internal law, without regard to conflicts of laws principles, of the State of Florida will govern all questions concerning the construction, validity and interpretation of this Note and the performance of the obligations imposed by this Note. Should any term or provision of this Note be declared invalid, such determination shall not affect the remaining provisions of this Note, which shall remain in full force and effect. Notwithstanding any provision contained in this Note to the contrary, the Payee shall not be entitled to receive, collect, or apply as interest on the obligation evidenced by this Note, any amount in excess of the maximum rate of interest permitted by applicable law.
     This Note has been executed as of the ___day of _________, 2007, in the City of ____________, State of Florida.

RHG Acquisition Corporation
By:
Paul Emmett, President

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